Exhibit 99.1

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	January 31, 2011

Underground Drilling Intercepts 2.0 Metres Grading 1,593 Grams per Tonne Silver, 28.78 Percent Lead and 3.48 Percent Zinc on the S2 Vein at Depth, at the Ying Mine, Henan Province, China

VANCOUVER, BRITISH COLUMBIA, CANADA – January 31, 2011 – Silvercorp Metals Inc. ("Silvercorp”) is pleased to report drill results on the S2 Vein, part of its 2010 underground diamond drilling program at the Ying Mine, Ying Mining District, Henan Province, China. The 2010 underground drill program at the Ying Mine intended to investigate down dip extensions of several major production veins (e.g. S16W, S14, S7, S21, and S8) and to drill laterally to define new veins or under-explored veins near these major production veins.

The 2010 drilling program was successful in extending the S2 vein by 285 metres (m), from the 300m elevation level down to the 15m elevation level, and the mineralization remains open to the depth. Several high grade pockets were discovered in the S2 vein which are expected to add resources/reserves that will either extend Ying’s mine life or increase current mining capacity as these pockets are close to the existing S14 mining and development tunnels and can be quickly developed into mining stopes.

The S2 vein, with a surface outcrop of 1,700 metres long, occurs at about 100 metres west of the S14 vein. The S2 vein was previously explored locally by some tunnels and drilling above the 300m elevation level and is subject to limited mining. Drilling down dip extension of the S2 vein was made possible from the mining tunnels of the nearby S14 vein. During the year, a total of 11,377 metres in 51 holes were drilled on the S2 vein from the 570m, 490m, 350m, 300m, and 260m levels. The drilling was mainly focused on an area of about 1,000 metres along strike and below the 300m elevation in a down dipping direction.

22 of the 51 drill holes intercepted high grade Ag-Pb-Zn mineralization with their assay results listed in Table 1. The remaining holes which intercepted the S2 structure without significant mineralization are not listed. The highlights of the 2010 underground drilling on S2 Vein are as follows:

  Hole ZK1033 intersected 0.9 metre of the vein grading 1,746 g/t Ag, 19.62% Pb, and 3.15% Zn at the 263m elevation;

  Hole ZK1233 intercepted 2.0 metres of the vein grading 1,593 g/t Ag, 28.79% Pb, and 3.48% Zn at the 203m elevation;

  Hole 14A07 intersected 4.35 metres of the vein grading 331 g/t Ag, 6.89% Pb, and 32.93% Zn at the 15m elevation;

  Hole ZK0812 intersected 1.1 metres grading 991 g/t Ag, 14.47% Pb, and 5.08% Zn at the 284m elevation, including 0.30 metre of massive galena grading 3,124 g/t Ag, 47.53% Pb, and 0.79% Zn;

  Hole ZK14A09 intersected 0.70 metre of massive galena grading 1,148 g/t Ag, 39.47% Pb, and 2.82% Zn at the 302m elevation.

  Hole ZK0222 intersected 0.25 metre of massive galena grading 1,116 g/t Ag, 45.39% Pb, and 15.99% Zn at the 206m elevation;

  Hole ZK02A21 intersected 0.15 metre of massive galena containing 1,581 g/t Ag, 62.24% Pb, and 1.10% Zn at the 264m elevation level.

For 2011 Silvercorp plans to complete 40,000 metres of underground diamond drilling in about 100 holes on the S2 vein to further delineate the newly discovered high grade pockets and test the down dip extension of the vein below the zero metre elevation.

Table 1: Drill Hole Assay Results:

Drill Hole	Intersection		Elevation (m)	Interval ( m)	Ag (g/t)	Pb (%)	Zn (%)	Distance to South of CM103(m)
	from (m)	to (m)
ZK02A23	194.88	195.58	123	0.70	273	0.51	0.10	-633
ZK0424	166.83	169.48	167	2.65	35	0.78	0.06	-595
ZK1033	242.90	243.80	263	0.90	1,746	19.62	3.15	-298
ZK1233	343.45	345.45	203	2.00	1,593	28.78	3.48	-200
ZK0812 Including	280.53 281.33	281.63 281.63	284	1.10 0.30	991 3,124	14.47 47.53	5.08 0.79	413
ZK1435	232.36	233.37	252	1.01	413	16.75	5.76	-138
ZK14A05	120.50	122.99	221	2.49	488	3.37	5.28	-56
ZK14A07	321.15	325.50	15	4.35	331	6.89	32.93	-114
ZK1211	148.30	149.11	411	0.81	116	1.32	0.41	197
ZK1810	63.2	66.10	284	2.90	121	15.00	2.83	413
ZK1007	138.15	138.90	442	0.75	152	0.74	0.22	222
ZK0202	79.40	80.35	523	0.95	153	2.77	5.82	642
ZK1811	90.3	90.60	427	0.30	248	7.35	2.66	-128
ZK1810	74.4	74.60	421	0.20	282	28.51	3.36	-84
ZK0608	194.2	194.75	386	0.55	306	3.17	3.23	476
ZK0224	198.14	199.54	125	1.40	364	5.98	3.00	633
ZK0607	192.20	192.50	370	0.30	487	6.99	10.18	488
ZK0208	274	274.11	405	0.11	564	37.86	0.54	675
ZK1807	247.55	247.80	357	0.25	821	4.70	7.83	-58
ZK0222	111.86	112.11	206	0.25	1,116	45.39	15.99	692
ZK02A21	50.93	51.08	264	0.15	1,581	62.24	1.10	657
ZK14A09	117.35	178.05	302	0.70	1148	39.47	2.82	-45

Drill hole collars and longitudinal of the S2 vein are available on company’s website www.silvercorp.ca.

Quality Control

Drill cores are NQ size and drill core samples were taken from sawn half core limited by apparent massive galena sheet contact or shear/alteration contact.

The Company maintains a quality control program to ensure best practice in sampling and analysis of the drill core samples. The samples are shipped directly in securely sealed bags to the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute in Zhengzhou, located 225 km by road northeast of the Ying Mine.

The sample preparation consists of drying, crushing, and splitting of the sample to 250 grams, then the sample is pulverized to 200 mesh. Two acid digestion and AA finish are utilized on a 0.5 gram sample for lead and zinc. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two acid digestion on a 0.5 gram sample and AA finish. The lab utilizes a QA/QC system of duplicates, replicates and standards.

Myles Gao, P.Geo, is the Qualified Person on the project under NI 43-101.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc Project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP Gold-lead-Zinc Project in Hunan Province. In Canada, Silvercorp is in preparation of applying for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.